EX. 77.M

For period ended 8-31-00 File No. 811-5853

Series 1


a)   Heritage U.S. Government Income Fund.

b) The Heritage U.S. Government Income Fund (the "Government Fund") reorganized into the Intermediate Government Fund (the "Intermediate Fund"), a series of the Heritage Income Trust on October 15, 1999 pursuant to an Agreement and Plan of Reorganization and Termination (the "Plan"). Under the Plan, the Government Fund transferred all of its assets to the Intermediate Fund in exchange solely for Class A shares of the Intermediate Fund and the assumption by the Intermediate Fund of all the Government Fund's liabilities. The Government Fund issued to each of its shareholders a number of full and fractional Class A shares of the Intermediate Fund having an aggregate value that, on October 15, 1999, was equal to the aggregate net asset value of the shareholder's shares in the Government Fund.

     The Boards of Directors, including a majority of the Trustees of each Board who are not "interested persons" (as that term is defined in the Investment Company Act of 1940), of the Government Fund and the Intermediate Fund duly adopted the Plan at a Board meeting held on May 17, 1999. The shareholders of the Government Fund approved the Plan by majority vote at a special meeting held on September 27, 1999.

     The Government Fund filed an application to cease its registration under the Investment Company Act of 1940 on Form N-8F on April 7, 2000 with the Securities and Exchange Commission (the "Commission"). The Commission issued an order granting the Government Fund's application on May 24, 2000.